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                             October 7, 2021

       Calvin D. Smiley
       Chief Executive Officer
       JV Group, Inc.
       9605 W. 49th Ave., #200
       Wheat Ridge, CO 80033

                                                        Re: JV Group, Inc.
                                                            Registration
Statement on Form 10-12G/A
                                                            Filed October 1,
2021
                                                            File No. 000-21477

       Dear Mr. Smiley:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G/A filed October 1, 2021

       We have had a "Caveat Emptor" designation . . ., page 12

   1. We note your response to our prior comment. Consistent with the comment and the information on
OTCMarkets.com, please revise to clarify that OTC Markets Group has discontinued the public
display of quotes for your securities due to the caveat emptor designation. Please
include similar disclosure in Item 9 on page 25, where you state that quotations for the
common stock are listed by OTC Markets.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
       you have questions regarding comments on the financial statements and related matters. Please
 Calvin D. Smiley
JV Group, Inc.
October 7, 2021
Page 2

contact Melanie Singh at 202-551-4074 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameCalvin D. Smiley                      Sincerely,
Comapany NameJV Group, Inc.
                                                        Division of Corporation
Finance
October 7, 2021 Page 2                                  Office of Real Estate &
Construction
FirstName LastName